SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             SCHEDULE 14D-1/A*
                             (FINAL AMENDMENT)
                 TENDER OFFER STATEMENT PURSUANT TO SECTION
              14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ALUMAX INC.
                         (NAME OF SUBJECT COMPANY)

                           AMX ACQUISITION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                        ALUMINUM COMPANY OF AMERICA
                                 (BIDDERS)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                022197 10 7
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                         LAWRENCE R. PURTELL, ESQ.
                        ALUMINUM COMPANY OF AMERICA
                              425 SIXTH AVENUE
                       PITTSBURGH, PENNSYLVANIA 15219
                         TELEPHONE: (412) 553-4545
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                              With copies to:

                          J. MICHAEL SCHELL, ESQ.
                          MARGARET L. WOLFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000
                               JUNE 22, 1998


______________________

* This Final Amendment to Schedule 14D-1/A also constitutes the Schedule 13D under the Securities Exchange Act of 1934 of AMX Acquisition Corp. and Aluminum Company of America in connection with the acquisition of Alumax Inc.



                               SCHEDULE 14D-1

 CUSIP No. 022197 10 7

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              AMX Acquisition Corp.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP:
                                                                     (i)( )
                                                                     (ii)( )

 3    SEC USE ONLY
 4
      SOURCE OF FUNDS*
      AF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                       (  )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


           NUMBER OF               7     SOLE VOTING POWER
            SHARES                           None
          BENEFICIALLY
           OWNED BY                8     SHARED VOTING POWER
             EACH                            None
          REPORTING
            PERSON                 9     SOLE DISPOSITIVE POWER
             WITH                            None

                                  10     SHARED DISPOSITIVE POWER
                                             None

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         27,540,000 Shares

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       (  )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          51.076%

 14   TYPE OF REPORTING PERSON
           CO


 *  SEE INSTRUCTIONS BEFORE FILLING OUT!


                               SCHEDULE 14D-1

 CUSIP No. 022197 10 7

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Aluminum Company of America
              25-0317820

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP:
                                                                   (i)( )
                                                                   (ii)( )

 3    SEC USE ONLY
 4
      SOURCE OF FUNDS*
           WC, OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
                                                                       (  )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Pennsylvania

            NUMBER OF                 7     SOLE VOTING POWER
              SHARES                             27,540,000 Shares
          BENEFICIALLY
            OWNED BY                  8     SHARED VOTING POWER
             EACH                                 None
           REPORTING
            PERSON                    9     SOLE DISPOSITIVE POWER
             WITH                                27,540,000 Shares

                                     10     SHARED DISPOSITIVE POWER
                                                  None

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          27,540,000 Shares

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       (  )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          51.076%

 14   TYPE OF REPORTING PERSON
          CO


 *  SEE INSTRUCTIONS BEFORE FILLING OUT!



      This Final Amendment to the Tender Offer Statement on Schedule 14D-1 (the "Final Amendment") relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). This Final Amendment also constitutes the Schedule 13D under the Securities Exchange Act of 1934 of the Parent and the Purchaser in connection with the acquisition of the Company. Defined terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Purchase.


 ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      Item 6 is hereby amended and supplemented by adding to the end thereof the following:

            "As the Parent announced on June 17, 1998, the Offer expired at 5:00 p.m., New York City time, on Tuesday, June 16, 1998. The Parent has been advised by the Depositary on a final basis that 48,735,807 Shares (including Shares tendered pursuant to notices of guaranteed delivery) were validly tendered and not withdrawn pursuant to the Offer. On June 16, 1998, the Purchaser purchased 27,540,000 Shares in the Offer. Accordingly, the final proration factor is 56.50875%. A copy of the press release issued with respect to the foregoing is attached hereto as Exhibit (a)(8)(vii) and is incorporated herein by reference."


 ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by adding the following
 Exhibit:

       (a)(8)(vii)       --   Press Release issued by the Parent on June
                              22, 1998.


                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   AMX Acquisition Corp.


                                   By:  /s/   Richard B. Kelson
                                        ____________________________
                                        Name:   Richard B. Kelson
                                        Title:  Vice President and
                                                Treasurer


 Dated: June 22, 1998



                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   Aluminum Company of  America


                                   By:  /s/   Richard B. Kelson
                                        ______________________________
                                   Name:   Richard B. Kelson
                                   Title:  Executive Vice President and
                                           Chief  Financial Officer


 Dated: June 22, 1998


                               EXHIBIT INDEX

 Exhibit                                                  Page in Sequential
   No.                                                     Numbering System

 (a)(8)(vii)     Press Release issued by the Parent on June
                 22, 1998.